Exhibit 99.1
Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430
Qiao Xing Universal Files Schedule 13E-3 in Connection with the
Proposal to Acquire All Outstanding Shares of Qiao Xing Mobile
HUIZHOU, China, October 25, 2010/PRNewswire-Asia-FirstCall/ —
This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.
Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Proposed Offer or securities to be issued in connection therewith, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Proposed Offer. Any representation to the contrary is a criminal offense.
Qiao Xing Universal Resources, Inc. (Nasdaq: XING, the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement in connection with its proposed offer to acquire all the outstanding shares of Qiao Xing Mobile Communication Co., Ltd (NYSE: QXM, or “QXM”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law. The Proposed Offer was first announced on September 8, 2010. XING currently owns approximately 61% of QXM’s outstanding ordinary shares. A copy of the Schedule 13E-3 and related filings can be found on the SEC’s website at www.sec.gov.
The transactions contemplated by the Proposed Offer constitute a “going-private” transaction under applicable SEC rules and regulations. Accordingly, the Schedule 13E-3 and the exhibits and appendices thereto, are required to be filed with the SEC in compliance with the requirements of Rule 13e-3 of the Securities Exchange Act of 1934. The Schedule 13E-3 is in preliminary form and is subject to completion or amendment. XING’s offer to purchase all outstanding shares of QXM that it does not currently own will not commence until XING has amended the Schedule 13E-3 to complete all outstanding information and until an order sanctioning the Scheme of Arrangement has been issued by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands, Commercial Division.

Mr. Wu Ruilin, Chairman and CEO of XING, said, “We hope that the information in the Schedule 13E-3 will help the investment public in evaluating the Proposed Offer. We believe that the Proposed Offer is fair and reasonable to the Minority Shareholders and in the best interests of the shareholders of both QXM and XING. Regardless of the outcome of our efforts to take QXM private, which will be decided by a minority shareholder vote, we remain confident in our ability to execute on our strategy to become a pure resources company with meaningful scale and a focus on strategically important metals.”
Forward Looking Statements.”
This press release contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including, without limitation, statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations with respect to the Proposed Offer and its ability to execute on its pure resources strategy are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the SEC. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement. All information provided in this press release is as of October 25, 2010.
Additional Information and Where to Find It
Qiao Xing Universal Resources, Inc. has filed a Schedule 13E-3 with the SEC in connection with the Proposed Offer. The Schedule 13E-3 contains additional information regarding the Proposed Offer, including, without limitation, information regarding the special meeting of shareholders of Qiao Xing Mobile Communication Co., Ltd that will be called to consider the Proposed Offer. The Schedule 13E-3 contains important information about Qiao Xing Universal Resources, Inc., Qiao Xing Mobile Communication Co., Ltd, the Proposed Offer and related matters. Investors and shareholders should read the Schedule 13E-3 and the other documents filed with the SEC in connection with the Proposed Offer carefully before they make any decision with respect to the Proposed Offer. A copy of the Scheme of Arrangement with respect to the Proposed Offer is an exhibit to the Schedule 13E-3. The Proposed Offer is expected to be exempt from the registration requirements of the United States Securities Act of 1933 Act by virtue of the exemption provided by Section 3(a)(10); however, it is possible that the offer may change forms such that the exemption provided by Section 3(a)(10) may no longer be available. In such a case Qiao Xing Universal Resources, Inc. may file a Form F-4 with respect to the Proposed Offer.
The Schedule 13E-3 and all other documents filed with the SEC in connection with the Proposed Offer is available free of charge at the SEC’s web site at www.sec.gov. Additionally, the Schedule

13E-3 and all other documents filed with the SEC in connection with the Proposed Offer will be made available to investors or shareholders free of charge by calling or writing to:
For more information, please contact:
Qiao Xing Universal Resources
Rick Xiao, Vice President
Phone: +86-752-282-0268          Email: rick@qiaoxing.com
CCG Investor Relations Inc.
Mr. Ed Job, CFA          Phone: +86-1381-699-7314 (Shanghai)
Email: ed.job@ccgir.com